FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
July 4, 2013

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press-release

MTS Partners with Nokia Siemens Networks on 4G Network Roll-Out

July 04, 2013

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” — NYSE: MBT), the leading telecom operator in Russia and CIS, and Nokia Siemens Networks (“NSN”), one of the world’s largest suppliers of telecommunications equipment, announce the an agreement to jointly develop telecommunications infrastructure and build 4G networks in the Moscow region and Russia’s Central Federal District.

Under the three-year agreement, NSN will supply equipment for build-out of mobile broadband networks in the LTE FDD standard. NSN will build LTE radio access networks and deploy IP core network equipment. To support MTS in network deployment, NSN will provide a full range of services, including network implementation, planning, optimization, systems integration and exploitation.

Andrei Ushatskiy, MTS Vice President and Chief Technology Officer, commented, “MTS continues to enhance our infrastructure in the Moscow region and Russia’s Central Federal District using equipment from NSN. Under the terms of the contract, NSN will not only supply the equipment, but will also be responsible for its integration in the architecture of our network. We are focused on investing in ‘next generation’ networks to meet the rising needs of our customers for quality high-speed access to the Internet.”

Kristina Tikhonova, Head of region East at Nokia Siemens Networks, “I am confident that networks built by NSN and MTS will be able to satisfy the growing demand of Russian consumers for mobile broadband access on smartphones, tablets, WiFi routers and dongles. Building on the existing technological base and the long history of our cooperation with MTS in Moscow, the Moscow region and other central regions of Russia, we will be able to quickly deploy LTE networks and ensure seamless customer experience.”

By the end of 2012, MTS completed the large-scale modernization of the networks in Moscow and the Moscow region, having installed more than 5,000 base stations using Single-RAN technology that supports 2G/3G/4G standards. In September 2012, MTS launched an LTE TDD network in Moscow that now encompasses more than 2,000 base stations. In May 2013, MTS launched the first portion of its LTE FDD network in Moscow. In two years, MTS plans to cover 80% of the Moscow territory and over 40 large cities in the Moscow region with LTE FDD networks.

MTS continues its aggressive build-out of the LTE networks in Russia’s regions. The Company plans to cover approximately 600 population centers in Russia with LTE by the end of 2013.

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For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Corporate Finance & Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

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Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia, Eastern Europe and Central Asia, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 100 million mobile subscribers in Russia, Ukraine, Turkmenistan, Armenia and Belarus, a region that boasts a total population of more than 200 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as

“expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: July 4, 2013